UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

SUTOR TECHNOLOGY GROUP LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

869362 10 3

(CUSIP Number)

Lifang Chen
No 8, Huaye Road, Dongbang Industrial Park
Changshu, China 215534
(86) 512-52686688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2007

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lifang Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,258,600 shares of common stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 11,258,600 shares of common stock
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,338,050 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14.	TYPE OF REPORTING PERSON IN
(1) Includes 19,079,450 shares held by Ms. Chen’s husband Feng Gao.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Feng Gao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,079,450 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 19,079,450 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,338,050 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.9%
14.	TYPE OF REPORTING PERSON IN
(1) Includes 11,258,600 shares held by Mr. Gao’s wife Lifang Chen.

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in Sutor Technology Group Limited on March 20, 2007 (the “13D”). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

Item 1. Security and Issuer.

The name of the issuer is Sutor Technology Group Limited, a Nevada corporation (the “Company”), which has its principal executive offices at No 8, Huaye Road, Dongbang Industrial Park, Changshu, China 215534. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

Prior to December 14, 2007, the Reporting Persons were deemed to beneficially hold an aggregate of 32,338,050 shares of the Company’s common stock. Such 32,338,050 shares consisted of 13,258,600 shares directly held by Ms. Lifang Chen and 19,079,450 shares directly held Mr. Feng Gao.

On December 14, 2007, Ms. Chen sold 2,000,000 shares of the Company’s Common Stock to certain accredited investors, at a price of $4.25 per share, pursuant to the terms and conditions of a purchase agreement, dated December 12, 2007, by and among the Company, Ms. Chen and such investors. Accordingly, following the sale, Ms. Chen holds 11,258,600 shares of the Company’s Common Stock directly and Ms. Chen and Mr. Gao each beneficially holds 30,338,050 shares of the Company’s Common Stock.

(a) The names of the persons filing this statement are Lifang Chen and Feng Gao (together, the “Reporting Persons”). Ms. Chen and Mr. Gao are husband and wife.

(b) The business address of each of the Reporting Persons is 288 Jinle Road, Baoshan District, Shanghai, People’s Republic of China, 201900.

(c) Ms. Chen is the Company’s chairman of the board of the directors. Mr. Gao is the CEO of Shanghai Huaye Iron & Steel Group Co., Ltd., a steel rough processing and trading company in China.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Both of the Reporting Persons are citizens of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this statement pursuant to that certain Assignment Agreement (the “Assignment Agreement”) among the Company and BTHC III, Inc. (“BTHC”), pursuant to which the Company agreed to assume all the rights, obligations and duties of BTHC under that certain Share Exchange Agreement, dated September 7, 2006, by and among BTHC, Sutor Steel Technology Co., Ltd. (“Sutor Steel”), and Ms. Chen and Mr. Gao, as the shareholders of Sutor Steel, as if the Company had entered into the share exchange agreement directly with Sutor Steel, Ms. Chen and Mr. Gao (the “Share Exchange Agreement,” and together with the Assignment Agreement, the “Agreements”). Pursuant to the Agreements, all of the issued and outstanding stock of Sutor Steel held by the Reporting Persons was exchanged for 323,380.5 shares of the Company’s Series B Convertible Voting Preferred Stock, which were subsequently converted into 32,338,050 shares of the Common Stock on March 9, 2007. Ms. Chen, as the 41% owner of Sutor Steel, received 13,258,600 shares of the Common Stock. Mr. Gao, as the 59% owner of Sutor Steel, received 19,079,450 shares of the Common Stock.

As explained in Item 2 above, as of December 14, 2007, Ms. Chen and Mr. Gao each beneficially holds 30,338,050 shares of the Company’s Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock pursuant to the Agreements as described in Item 3 above. In connection with the Agreements, there were changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on February 2, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, Ms. Chen beneficially owns 30,338,050 shares of the Common Stock, representing 79.9% of the outstanding shares of the Common Stock, consisting of 11,258,600 shares of the Common Stock held by her directly and 19,079,450 shares of the Common Stock held by Mr. Gao, her husband. Ms. Chen does not own any other securities of the Company. Ms. Chen has and will have the sole power to vote and dispose of the shares of the Common Stock that she beneficially owns, except with respect to 19,079,450 shares that Mr. Gao owns.

As of the date of this statement, Mr. Gao beneficially owns 30,338,050 shares of the Common Stock, representing 79.9% of the outstanding shares of the Common Stock, consisting of 19,079,450 shares of the Common Stock held by him directly and 11,258,600 shares of the Common Stock held by Ms. Chen, his wife. Mr. Gao does not own any other securities of the Company. Mr. Gao has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns, except with respect to 11,258,600 shares that Ms. Chen owns.

(c) Other than the sale of 2,000,000 shares of the Company’s Common Stock by Ms. Chen on December 14, 2007 explained in Item 2 above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

(d) Other than Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in current reports on Form 8-K filed by the Company on December 14, 2007 and February 2, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement [Incorporated by reference to Schedule 13D filed by the Reporting Persons on March 20, 2007].
B	Form of Purchase Agreement, dated December 12, 2007 [Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on December 18, 2007].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

/s/ Lifang Chen
Lifang Chen

/s/ Feng Gao
Feng Gao